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                                                                    EXHIBIT 99.1

                                GSI LUMONICS INC.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                   RESULTS OF OPERATIONS - CANADIAN SUPPLEMENT
        (in United States dollars, and in accordance with Canadian GAAP)

The following Management's Discussion and Analysis of Financial Condition and Results of Operations - Canadian Supplement ("Canadian Supplement") should be read in conjunction with our Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") included in Item 2 of this Quarterly Report. The Canadian Supplement should also be read in conjunction with the unaudited Consolidated Financial Statements and Notes prepared in accordance with U.S. GAAP (included in Item 1), the unaudited Consolidated Financial Statements and Notes prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP")(included in exhibit 99) and the audited Consolidated Financial Statements and Notes included in the Company's Annual Report for the fiscal year ended December 31, 2001.

The following contains forward-looking statements and should be read in conjunction with the factors set forth in the "Forward-looking statements" section of the MD&A in Item 2 of this Quarterly Report. All dollar amounts in this Canadian Supplement are in thousands of United States dollars unless otherwise stated. The Canadian Supplement has been prepared by management to provide an analysis of the material differences between Canadian GAAP and U.S. GAAP on GSI Lumonics Inc.'s financial condition and results of operations.

Results of Operations

                                              Three months ended                   Six months ended
                                       -------------------------------     -------------------------------
                                       June 28, 2002     June 29, 2001     June 28, 2002     June 29, 2001
($000s)                                -------------     -------------     -------------     -------------
Income (loss) before income taxes
     - Canadian GAAP ..............     $ (11,069)           $ 6,385       $ (20,412)           $ 15,303
     - U.S. GAAP ..................     $ (11,782)           $ 5,427       $ (22,002)           $ 12,953

Net income (loss)
     - Canadian GAAP ..............     $ (10,673)           $ 4,123       $ (16,749)           $  9,641
     - U.S. GAAP ..................     $ (11,112)           $ 3,585       $ (17,732)           $  8,364

Net income (loss) per common share
diluted
     - Canadian GAAP ..............     $  (0.26)            $ 0.10        $  (0.41)            $  0.24
     - U.S. GAAP ..................     $  (0.27)            $ 0.09        $  (0.44)            $  0.20


Business Combinations

On March 22, 1999, Lumonics Inc. and General Scanning, Inc. ("General Scanning") completed a merger of equals to form the Company. Under Canadian GAAP, the merger was accounted for using the pooling of interests method and the consolidated financial statements reflect the combined historical carrying values of the assets, liabilities, stockholders' equity and the historical operating results of the two predecessor companies.

Under US GAAP, the merger has been accounted for as a purchase transaction. The purchase price, based on the fair value of General Scanning shares purchased, is allocated in the consolidated financial statements to acquired net identifiable General Scanning assets. Property, plant and equipment and acquired intangible assets were recorded at their estimated fair values at the time of the 1999 acquisition and are being amortized over their useful life.

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The Canadian GAAP loss was lower than the corresponding U.S. GAAP amounts due to amortization of lower net book values of property, plant and equipment and acquired intangible assets resulting from different methods of accounting for the business combination. The different net book values resulted in a lower depreciation and amortization expense under Canadian GAAP by $0.7 million and $0.9 million for the three months ended June 28, 2002 and June 29, 2001, respectively. For the six months ended June 28, 2002 and June 29, 2001, the impact of this difference was to decrease depreciation and amortization expense under Canadian GAAP by $1.6 million and $1.8 million, respectively.

Stock compensation expense is not recorded in the Company's earnings under Canadian GAAP. Under US GAAP, there were no events during the three months ended June 28, 2002 or June 29, 2001 that gave rise to compensation expense. For the six months ended June 28, 2002 and June 29, 2001, compensation expense of nil and $0.2 million were recorded, respectively.

Under Canadian GAAP, global investment tax credits are required to be netted against research and development expense. Under U.S. GAAP, these amounts are included in the income tax provision. For the three months ended June 28, 2002 and June 29, 2001, the Canadian GAAP net income before income taxes was nil and $0.1 million more than the U.S. GAAP net income before income taxes, respectively. For the six months ended June 28, 2002 and June 29, 2001, the impact of this difference was to increase net income before income taxes under Canadian GAAP by nil and $0.4 million, respectively.

The Canadian GAAP income tax provision (benefit) does not reflect any income tax recovery for the depreciation and amortization and investment tax credits presented only under US GAAP.

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